UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

**Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934**

Date of Report: October 21, 2010
(Date of earliest event reported)

Timberline Resources Corporation
(Exact name of registrant as specified in its charter)

Commission File Number: 001-34055
————————————

Delaware	**82-0291227**
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

**101 East Lakeside Avenue
Coeur d'Alene, Idaho 83814**
(Address of principal executive offices, including zip code)

(208) 664-4859
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01 Regulation FD Disclosure.

On October 21, 2010, the Company released a corporate fact sheet and corporate presentation for distribution at upcoming investor conferences being attended by the Company's management. A copy of the fact sheet and presentation are attached as Exhibit 99.1 and Exhibit 99.2 and are incorporated herein by reference.

In accordance with General Instruction B.2 of Form 8-K, the information in this report, including the exhibits attached hereto, shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended ("the Exchange Act"), nor shall such information be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description
99.1	Fact Sheet of Timberline Resources Corporation released October 21, 2010.*
99.2	Corporate Presentation of Timberline Resources Corporation released October 21, 2010.*

* Furnished to, not filed with, the SEC pursuant to Item 7.01 above.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TIMBERLINE RESOURCES CORPORATION

Date: October 21, 2010

By: /s/ Randal Hardy
        Randal Hardy
        Chief Executive Officer, Chief Financial Officer
        and Director

EXHIBIT INDEX

Exhibit No.	Description
99.1	Fact Sheet of Timberline Resources Corporation released October 21, 2010.*
99.2	Corporate Presentation of Timberline Resources Corporation released October 21, 2010.*

* Furnished to not filed with the SEC pursuant to Item 7.01 above.

NYSE Amex: TLR
TSX-V: TBR

October 2010

Exhibit 99.1

Timberline RESOURCES

Capital Structure As of June 30, 2010	Average Price (US$)	
Common Shares		**55.6 M**
Convertible Debt	$1.50	**3.3 M**
Total Options	$0.99	**4.8 M**
Total Warrants (expire 2011)	$3.00	**8.1 M**
Fully Diluted		**71.8 M**

- **Focused Exploration and Development**
- **Early Results with Substantial Upside**
- **Butte Highlands Income Targeted for Q3/Q4 2011**
- **Proven Management Track Record**
- **Current and Future Positive Cash Flow**



Delaware Corporation

Corporate office in Coeur d'Alene, Idaho

Flagship Advanced Exploration Property

South Eureka Property in Nevada's Battle Mountain – Eureka gold trend including Lookout Mountain Project

Current aggressive exploration program to further define reported 544,885 ounces M&I, and 336,270 ounces Inferred

Major Investments

Butte Highlands Joint Venture
50% carried-to-production interest

Currently in development with gold production targeted in Q3/Q4 2011

Timberline Drilling, Inc. wholly-owned subsidiary providing priority drill access and positive cash flow

Business Model

Acquire and develop advanced-stage precious metals properties in mining-friendly locations

Add substantial value through prudent exploration

Monetize projects by retaining an interest through joint venture, outright sale, option or royalty agreement, or advancing to production

Key Financial Data (US$ millions) As of June 30, 2010	
Cash and Cash Equivalents	$6.30
Working Capital	$5.20
Total Assets	$32.20
Long-term Debt	$6.50
Stockholder's Equity	$21.20

Market Information	
Recent Price (USD)	$1.28
Range (USD)	$0.64 - $1.57
Average Daily Volume (1 mo.)	483,090
Market Capitalization (USD)	$71 million



Paul Dircksen, Chairman, VP Exploration

- Over 35 years in exploration and mine development
- Member on seven discoveries/acquisitions leading to production



Randy Hardy, CEO, CFO

- Over 20 years of finance and operations
- Experience in precious metals exploration, mining, and manufacturing

101 E. Lakeside
Coeur d'Alene, Idaho USA 83814

Phone 208 664-4859
Fax 208 664-4860

info@timberline-resources.com

www.timberline-resources.com

www.timberline-drilling.com

Timberline RESOURCES

South Eureka Property – Nevada



- **One of the largest undeveloped exploration properties in Nevada**
- **Acquired in 2010 for $17.54 per ounce of gold resource**
  544,885 ounces M&I, and 336,270 ounces Inferred
  NI 43-101 reported gold resource
- **Executing aggressive exploration program for timely results**
  2010-30,000 feet of RC and 5,000 feet of core drilling, metallurgical testing, geochemistry, & geophysics
- **Goal to release updated NI 43-101 resource early 2011**
- **Actively testing other targets at South Eureka with results expected in Q4 2010**
- **Preliminary Economic Assessment targeted for June 2011**

N
Winner
ICBM Property
Lovelock
RENO
Fallon
CARSON CITY
Hawthorn
Independence Trend
Wells
Carlin
Battle Mtn
Evans Mine Property
Gold Bar
Archimedes
Austin
Eureka
Ely
South Eureka Property
Tonopah
Caliente
LAS VEGAS
LEGEND
Gold Trend
Timberline
100km
50 mi



Archimedes
2.0 M oz. Au
N
Eureka, NV
Paroni Pit
Windfall Pit
Rustler Pit
Lookout Pit
18 km (11 mi)

- South end of the prolific gold producing Battle Mountain/Eureka trend
- Advantageous mining jurisdiction
- Existing reported gold resource at Lookout Mountain Project
- Metallurgical characteristics amenable to low-cost heap leach operation
- Multiple prospective exploration targets
- Windfall-Hoosac, South Ratto Ridge, Secret Canyon-Hamburg Ridge and New York Canyon
- Approximately 15,000 acres (23 mi^2)
- Excellent potential for exploration and near-term gold production

2010
2011
Aug
Sep
Oct
Nov
Dec
Jan
Feb
Mar
Apr
May
Jun
Drilling
Sampling
Assay results
Geophysics
Metallurgical Study
Update NI 43-101 Resource
Preliminary Economic Assessment

Cautionary Statements: This document contains forward-looking statements within the meaning of U.S. securities laws. Such forward-looking statements, include, but are not limited to, statements regarding the timing and anticipated results of the Company's exploration program at the South Eureka Property, the timing for the release of updated resource estimates, a preliminary economic assessment and the results of testing other targets at the South Eureka Property, targeted gold production for the Butte Highlands JV, and anticipated cash flow from Timberline Drilling. Such statements reflect management's best estimates based on current information, involve substantial risks and uncertainties, including those described in the Company's annual report on Form 10-K for the fiscal year ended December 31, 2009, as filed with the United States Securities and Exchange Commission on December 8, 2009 and the Company's other periodic reports as filed with the SEC. Actual results may differ materially from these forward-looking statements.

All mineral resource estimates contained in this document, including the terms "measured" "indicated" and "inferred" mineral resources, have been prepared in accordance with Canadian standards, and these standards differ significantly from the requirements of the SEC. U.S. investors are cautioned not to assume that all or any part of such mineral resources will ever be converted into SEC compliant reserves, or any part of an inferred mineral resource exists.





Exhibit 99.2

Timberline RESOURCES

The Silver Summit

Spokane, Washington

NYSE Amex: TLR
TSX-V: TBR

October 22, 2010

Forward Looking Statements

Statements contained herein that are not based upon current or historical fact are forward-looking in nature. Such forward-looking statements reflect the Company's expectations about its future operating results, performance and opportunities that involve substantial risks and uncertainties. These statements include but are not limited to statements regarding the Company's 50/50 joint venture with Highland Mining LLC, the development and production of the Company's Butte Highlands project and the development and production at the South Eureka Property, the targeted production date for the Butte Highlands project, results of the Company's drilling subsidiaries, possible growth of the Company and the Company's expected operations. When used herein, the words "anticipate," "believe," "estimate," "upcoming," "plan," "intend" and "expect" and similar expressions, as they relate to Timberline Resources Corporation, or its management, are intended to identify such forward-looking statements. These forward-looking statements are based on information currently available to the Company and are subject to a number of risks, uncertainties, and other factors that could cause the Company's actual results, performance, prospects, and opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, such factors, including risk factors, discussed in the Company's Annual Report on Form 10-K for the year ended September 30, 2009. Except as required by Federal Securities law, the Company does not undertake any obligation to release publicly any revisions to any forward-looking statements.

All mineral resource estimates contained in this document, including the terms "measured" "indicated" and "inferred" mineral resources, have been prepared in accordance with Canadian standards, and these standards differ significantly from the requirements of the SEC. U.S. investors are cautioned not to assume that all or any part of such mineral resources will ever be converted into SEC compliant reserves, or any part of an inferred mineral resource exists.

Corporate Facts

➤ **Incorporation – Delaware**

➤ **Corporate Office – Coeur d'Alene, Idaho**

➤ **Flagship Advanced-Stage Exploration Property**

- **Lookout Mountain Project at South Eureka Property** in Nevada
  - Current aggressive exploration program
  - 544,885 ounces M&I, and 336,270 ounces Inferred

➤ **Investments**

- **Butte Highlands Joint Venture** – 50% Carried-to-Production interest
  - Currently in development with production targeted in Q3/Q4 2011
  - 322,972 ounces gold M&I, and 435,974 ounces gold Inferred
- **Timberline Drilling** – 100% subsidiary contract core drilling

➤ **Dual Listing – NYSE Amex: TLR and TSX-V: TBR**

Investment Highlights

- **South Eureka Property – Advanced-stage gold projects in Nevada**
  - Early expected positive Preliminary Economic Assessment (PEA) on Lookout Mountain Project – Q2 2011
  - Substantial upside potential on other exploration targets at South Eureka

- **Butte Highlands Joint Venture – 50% Carried-to-Production interest (Fully financed)**
  - 60,000 ozs annual gold production targeted to commence Q3/Q4 2011
  - Production infrastructure in place
  - $17M estimated attributable annual income @ $1,000 gold price

- **Management and directors with proven track records**

- **Excellent liquidity in stock with active trading**

- **Large retail base of shareholders**

Business Model

- Focus on **acquiring and developing** advanced-stage precious metals properties in mining-friendly locations

- **Add substantial value** with aggressive exploration

- **Monetize projects** by retaining an interest – joint venture, outright sale, or option or royalty agreement

- In appropriate circumstances, advance property to **production**

- Provide transparency with regular **communication**, and early news and results



Management



Paul Dircksen, Executive Chairman, VP of Exploration

- Over 35 years in exploration, development, and mining
- Team member on 7 discoveries/acquisitions leading to production
- Senior management positions with Brett Resources, Bravo Venture Group, Orvana Minerals, Lacana Gold, and the Cordex Syndicate



Randy Hardy, CEO, CFO

- Over 20 years of experience in precious metals exploration, mining, and manufacturing
- Successfully expanded the largest private precious metals mint in the United States
- Senior management positions with HuntMountain Resources, Sunshine Minting, and Sunshine Mining and Refining Company

Board of Directors



Paul Dircksen – Chairman



Ron Guill – Over 27 years as founder, owner, and general manager of Small Mine Development ("SMD"), underground mine contractor throughout western United States



Randy Hardy – Director



Eric Klepfer – Over 23 years of experience in the mining industry, serving in environmental, engineering and management positions. Senior positions with Placer Dome, Newmont Mining and Coeur d'Alene Mines

Robert Martinez – Metallurgical engineer with over 35 years experience in mining project development and management. Senior positions with Metallica Resources Inc., Zacoro Metals, Amselco, and Coeur d'Alene Mines





James H. Moore – Over 30 years experience of financial management in mining, and CFO of Mines Management Inc. Senior positions with Idaho General Mining, RAHCO International Inc., Barrick Gold, and Mobile Oil Energy



David Poynton – Over 30 years legal and business experience in mining and exploration working with law firms, E&Y LLP, Iberian Minerals, Timberline Resources and Cadillac Ventures



Vance Thornsberry – Geologist with over 35 years in mining and exploration. Senior positions with Northland Resources and Inspiration Development Company. Consulted with Beartooth Mining, Romarco Minerals and Thunder Mountain

Financial / Capital Structure

Timberline RESOURCES

Key Financial Data (US$ millions) As of June 30, 2010	
Cash and Cash Equivalents	$6.3
Working Capital	$5.2
Total Assets	$32.2
Long-term Debt [1]	$6.5
Stockholder's Equity	$21.2

Capital Structure As of June 30, 2010		Average Price (US$)
Common Shares [3]	55.6 M	
Convertible Debt [1]	3.3 M	$1.50
Total Options	4.8 M	$0.99
Total Warrants [2]	8.1 M	$3.00
Fully Diluted	**71.8 M**	

Market Information	
Recent Price (US$)	$1.28
Range (US$)	$0.64 - $1.57
Average Daily Volume (1 mo.)	483,090
Market Capitalization (US$)	$71 million

Notes:

1. Includes $5 million of convertible debt at $1.50 to SMD and $1.5 million of equipment debt at Timberline Drilling

2. 6.4 million warrants at $3.50 expiring in July & Aug 2011 and 1.7 million warrants at $1.75 expiring in March 2011

3. 5%+ reported shareholders:
   Ron Guill – 9.9%
   Praetorian Capital – 7.2%

South Eureka Property

- **South Eureka Property** – Nevada
  - South end of the prolific gold producing **Battle Mountain/Eureka trend**
  - Advantageous mining jurisdiction
- **One of the largest undeveloped exploration properties in Nevada**
- **Existing reported gold resource** at Lookout Mountain Project
  - Metallurgical characteristics amenable to low cost heap leach operation
- **Excellent potential** for exploration and near-term gold production


N
Independence Trend
Wells
Winner
Carlin
ICBM Property
Battle Mtn
Evans Mine Property
Lovelock
Gold Bar
RENO
Fallon
Austin
Archimedes
CARSON CITY
Eureka
Ely
South Eureka Property
Tonopah
Caliente
LAS VEGAS
LEGEND
Gold Trend
Timberline
100km
50 mi

South Eureka Property (cont'd)

> Approximately 15,000 acres (**23 mi^2**)

> Large gold system defined at **Lookout Mountain**

> **Multiple exploration targets** being tested

> - Windfall-Hoosac, South Ratto Ridge, Secret Canyon-Hamburg Ridge, New York Canyon
> - Initial results expected in Q4 2010

> **4 former open pit** mines

> Excellent **upside exploration potential**

> **Barrick's Archimedes** / Ruby Hill Mine located **~ 4 miles north**



Lookout Mountain Project

➤ **Acquired in 2010 for $17.54 per ounce of gold resource**

➤ **NI 43-101 reported gold resource**

- 544,885 ounces M&I, and 336,270 ounces Inferred

➤ **Aggressive exploration program underway for early results**

- 2010
  - 30,000 feet of RC drilling
  - 5,000 feet of core drilling
  - Metallurgical testing
  - Geochemistry and geophysics

➤ **Updated NI 43-101 Resource Report targeted for February, 2011**

➤ **Preliminary Economic Assessment (PEA) targeted for Q2 2011**

Lookout Mountain (cont'd)

- **Exploration Program (2010)**
  - 30,000 feet of RC drilling
  - 5,000 feet of core drilling
  - Geotechnical / Metallurgical study
  - Mapping and Sampling
  - Geochemistry
  - Geophysics

$2.2 million
Budget Breakdown



Drilling
Property Pmts
Geology
Permitting
Assay
Earthwork (Site const./Recl)
Travel
Office/General
Geophysical Surveys

Lookout Mountain Timeline



Butte Highlands Joint Venture, Montana

- **Gold development project** approximately 15 miles south of Butte, Montana
- Prolific gold mining region known for **world-class deposits**
- **Estimated gold mineralization** of 322,972 ounces M&I, and 435,974 ounces Inferred
- Acquired for **$1.25 per ounce** of gold mineralization
- Average gold grade – **0.27 opt**
- Underground mine – cut and fill method **- 750 tons per day** production
- Annual gold production of **60,000 ozs.** with projected 10-year mine life
- Estimated cash cost – **$450/oz.**



Butte, Montana
N
Butte Highlands Joint Venture
Walkerville
Butte
Silver Bow
Williamsburg
Columbia Gardens
Floral Park
Deerlodge National Forest
Ramsay
Nissler
Buxton
Newcomb
Janney
Homestake
Highview
Pipestone Hot Springs
Durant
Woodville
Donald
Johnson
Moose Town
Dewey
Patterson Corner
Divide
Grace
Vendome
5 Miles

Butte Highlands (cont'd)

- **50% Carried-to-Production interest in JV with Small Mine Development**

- **Production targeted in Q3/Q4 2011**

- **Exploration permit granted for underground development, drilling, and site infrastructure construction**

- **Development commenced in 2010**
  - 6,700' underground ramp
  - 60,000' of underground RC and core drilling
  - 10,000 ton bulk sample

- **Application submitted for Hard Rock Operating permit – Expected Q3 2011**

- **No material permitting or regulatory impediments to advance production**

Butte Highlands – Economics



Estimated Parameters

Measured & Indicated (tons @ 0.28 opt)	**1,152,111**
Inferred (tons @ 0.25 opt)	**1,715,711**
Ore Tons	**2,867,822**
Ore Grade (oz/ton)	**0.270**
Resource (oz/Au)	**750,000**
Production Rate (tons/day)	**750**
Annual Ore Tons	**262,500**
Mill Recovery	**88%**

Estimated Annual Economics @ $1,000/Ounce Gold

Revenue		**$62,370,000**
Mining Cost	$40 / ton	**(10,500,000)**
Transportation	$12 / ton	**(3,150,000)**
Milling	$45 / ton	**(11,812,500)**
Overhead	$10 / ton	**(2,625,000)**
Net Income		**$34,282,500**
Timberline Share	**50%**	**$17,141,250**

Butte Highlands - Pro Forma Results
(Millions of USD, except per share amounts)



	Q3 FY2010 Actual Results	2010 Annualized Results	Pro Forma 2010 Annualized Results with Butte Highlands JV Income
Revenues	$15.67	$20.89	$20.89
Operating Costs	12.93	17.24	17.24
Gross Profit	2.74	3.65	3.65
Other Expenses	5.39	7.19	7.19
Butte Highlands JV Income	-	-	**17.00**
Net Income / (Loss)	$(2.65)	$(3.54)	$13.46
Net Income / (Loss) per Share	$(0.06)	$(0.08)	$0.32

Note: This information is for illustrative purposes only based on actual year-to-date results through June 30, 2010. Annualized results and pro forma figures including revenues, costs, expenses, Butte Highlands JV income, net income, and income or loss per share may vary.

Timberline Drilling

- ➤ **100% owned** contract diamond drilling company
  - ▪ **25 rigs** in Nevada and Western U.S.

- ➤ **Strategic importance** for drill availability and reduced exploration costs for Timberline

- ➤ Specialize in underground **core drilling** for major companies at active mine and development projects

- ➤ Management team focused on **safety, customer service, and profitability**

- ➤ World-class clients, including **Newmont Mining**

- ➤ Combined revenue projected over US$21 million in FY2010 with **positive cash flow**



Next Steps

➤ Aggressive exploration program to **validate resource and potential upside** at **Lookout Mountain**

➤ **NI 43-101 Resource Report** for Lookout Mountain targeted for Q1 2011

➤ **Test blue sky** at South Eureka Property (4 other targets)

➤ Release **early news and results**

➤ Q3 2011 Lookout Mountain **Preliminary Economic Assessment release**

➤ Butte Highlands commences **gold production in Q3/Q4 2011**

➤ Timberline Drilling continues emphasis on **safely generating positive cash flow**

➤ Continued **Marketing** efforts

➤ Focus on **global capital markets** and investors

➤ Actively seek **additional acquisitions** by mid-2011

Summary

- **Focused Gold Exploration and Development**

- **Flagship South Eureka Property Includes Substantial Project Pipeline**

- **Early Results with Significant Upside**

- **Butte Highlands – $17M Target Annual Income**

- **Timberline Drilling – Drill Availability and Income**

- **Proven Track Record**

- **Current and Future Positive Cash Flow**





101 E. Lakeside
Coeur d'Alene, Idaho USA 83814

Phone 208 664-4859
Fax   208 664-4860

www.timberline-resources.com

Appendix

South Eureka Historical Production	21
Butte Highlands Regional Setting	22
Butte Highlands View of Deposit	23

Properties – Recorded Resources and Production from Eureka

Historic Production (1856 to 1964)

Base metal Ore	Tons	Gold (ozs.)	Silver (ozs.)	Copper (lbs)	Lead (lbs)	Zinc (lbs)
Eureka District Total*	1,989,912	171,965	4,030,815	2,084,360	365,844,825	14,387,791
Secret Canyon District	33,958	with a gross yield of $7,722,840 (1940 dollars)				
Resources - Fad Shaft	3,132,500	501,200	17,698,625		231,805,000	519,995,000
			21,729,440		597,649,825	534,382,791
Totals from Base Metal Deposits	**5,156,370**	**673,165**	**21,729,440**	**2,084,360**	**597,649,825**	**534,382,791**

*Note: Nolan and Hunt (1967) State production from years prior to 1900 are not clear. Production records suggest metal content and tonnage to be much higher. Figures from the USBM and USGS are from 615,000 to over 1.6 million ozs. Au, 39 million ozs. Ag, 615 million lbs. Pb.

Sediment Hosted Gold Production	Tons	Gold (ozs.)	Silver (ozs.)	Copper (lbs)	Lead (lbs)	Zinc (lbs)
Windfall						
Historic Production (pre -1950)	65,000	23,920				
Recent Production (post 1970)	3,000,000	90,000	Average grade of 0.031 opt gold			
Rustler		50,000	Records not clear			
Paroni		30,000	Records not clear			
Lookout Mtn.	400,000	27,000				
West Archimedes	5,500,000	821,000	Average grade of 0.159 opt gold			
Sediment Hosted Gold Resources						
East Archimedes	17,000,000	1,003,000	Average Grade 0.059 opt Au.			
Lookout Mountain	21,724,350	801,748	Average Grade of 0.037 opt Au (43-101 2007)			
	23,970,000	619,000	Average Grade 0.026 opt Au (Mathewson (2006) Estimate)			
Totals from Sediment Hosted Gold	**47,689,350**	**2,846,668**				
Total Contained Gold (produced/resources)		**3,519,833**				

Properties – Butte Highlands Regional Setting



MAJOR GOLD OCCURRENCES
SOUTHWEST MONTANA
Stanford
McDonald Meadows
Missoula
Marysville
Helena
White Sulphur Springs
Deer Lodge
Philipsburg
Elkhorn
Townsend
Boulder
Anaconda
Butte (by-product Au)
Butte
Golden Sunlight
Beal Mountain
Butte Highlands
Big Timber
Bozeman
Livingston
Virginia City
Virginia City
Dillon
Salmon
N
W
E
S
Major Gold Deposits
Significant Gold Deposits
Montana Geology
Boulder Batholith
Carbonate Dominant Sediments
Miles
0 3.5 7 14 21 28

Properties – Butte Highlands
3D View of Deposit



Looking Southeast
Exploration Decline
8061.113
7400
7200
Z
7000
6800
6299.212
1256857
1256000
1255500
1255000
1254500
1253925
X
16642060
16641500
16641000
16640000
Y